# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ASCENT INDUSTRIES CO., CIK 0000095953
CUSIP: 871565107
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 20 N. MARTINGALE RD, SUITE 430, SCHAUMBURG, Illinois (IL), 60173
Date of event which requires filing of this statement: 05/30/2025
Filed by CIK 0002036142
Persons authorized to receive notices and communications: CHRISTOPHER MARTIN, JUMANA CAPITAL INVESTMENTS LLC, 1717 St. James Place, Suite 335, Houston, Texas (TX), 77056, 281-915-2704; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Jumana Capital Investments LLC (CIK 0002036142): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 521,819; sole dispositive power 0; shared dispositive power 521,819; aggregate amount beneficially owned 521,819 (5.5% of the class)
- Martin Christopher Ross (CIK 0002041913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 521,819; sole dispositive power 0; shared dispositive power 521,819; aggregate amount beneficially owned 521,819 (5.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: ASCENT INDUSTRIES CO.
Address of issuer's principal executive offices: 20 N. MARTINGALE RD, SUITE 430, SCHAUMBURG, Illinois (IL), 60173

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Jumana Capital Investments LLC, a Texas limited liability company ("Jumana Capital"), with respect to the shares of Common Stock, par value $1.00 per share, of the Issuer (the "Shares") directly and beneficially owned by it; and

(ii) Christopher R. Martin, as the Manager of Jumana Capital.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each of the Reporting Persons is 1717 St. James Place, Suite 335, Houston, Texas 77056.
Present principal occupation or employment: The principal business of Jumana Capital is investing in securities. The principal occupation of Mr. Martin is serving as the Manager of Jumana Capital.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Jumana Capital is organized under the laws of the State of Texas. Mr. Martin is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Jumana Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 521,819 Shares directly owned by Jumana Capital is approximately $6,123,483, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and to communicate with the Issuer's management, Board of Directors (the "Board") and other interested parties about a broad range of operational and strategic matters, and may discuss a potential sale of the Issuer or certain of its businesses or assets, in which the Reporting Persons may participate, as a means of enhancing stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers, service providers and financing sources, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 9,500,994 Shares outstanding as of May 16, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2025.

As of the date hereof, Jumana Capital directly beneficially owned 521,819 Shares, constituting approximately 5.5% of the Shares outstanding.

Mr. Martin, as the Manager of Jumana Capital, may be deemed to beneficially own the 521,819 Shares owned by Jumana Capital, constituting approximately 5.5% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Jumana Capital and Mr. Martin may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by Jumana Capital.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On June 6, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated June 6, 2025.

## Signatures
- Jumana Capital Investments LLC: /s/ Christopher R. Martin, Christopher R. Martin, Manager (06/06/2025)
- Martin Christopher Ross: /s/ Christopher R. Martin, Christopher R. Martin (06/06/2025)